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S 08032029 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~34109~~ 23744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nordberg Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Gerald Nordberg (212) 753-9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street	New York	NY	10165
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 05 2008
THOMSON REUTERS

SEC Mail Processing Section
MAY 29 2008
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Gerald Nordberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nordberg Capital Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman

Title

Notary Public

SHARON D. FELDMAN
Notary Public, State of New York
No. 31-4818359
Qualified in New York County
Commission Expires October 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditors Report on Internal Accounting Control

X (p) Note to Financial Statements

Nordberg Capital, Inc.
(a wholly owned subsidiary of
Nordberg Capital Group, Inc.)

Financial Statements

March 31, 2008

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors
Nordberg Capital, Inc.

We have audited the accompanying statement of financial condition of Nordberg Capital, Inc. as of March 31, 2008 and the related statements of operations, changes in stockholders equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordberg Capital, Inc. at March 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
May 19, 2008

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Nordberg Capital, Inc.

Statement of Financial Condition

March 31, 2008

ASSETS		
Cash and cash equivalents	$	3,976
Receivable from broker dealer-clearance account		175,731
Securities owned		58,223
Furniture, equipment and leasehold improvements		15,950
Other assets		83,163
Miscellaneous receivable		138,904
	$	475,947
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	13,500
Total Liabilities		13,500
Stockholder's equity		
Common stock, no par value; 200 shares authorized 100 shares issued and outstanding		10,000
Paid-in capital		5,080,479
Accumulated deficit		(4,628,032)
Total Stockholder's Equity		462,447
	$	475,947

See notes to financial statements.

Nordberg Capital, Inc.

Statement of Operations

Year Ended March 31, 2008

REVENUE	
Commissions	$ 119,030
Interest and dividends	12,773
Gain on securities trading account	36,896
Investment banking fees and other	154,900
Total Revenue	323,599
EXPENSES	
Employee compensation	242,234
Benefits	101,293
Payroll related	19,471
Clearance charges	23,714
Communications	45,663
Occupancy	207,363
Travel and entertainment	119,732
Professional fees	35,354
Depreciation	3,000
Other operating expenses	75,948
Total Expenses	873,772
Net Loss	$ (550,173)

See notes to financial statements.

Nordberg Capital, Inc.

Statement of Changes in Stockholders Equity

Year Ended March 31, 2008

	Common Stock	Paid-in Capital	Accumulated Deficit	Total. Stockholders Equity
Balance, beginning of year	$ 10,000	$ 4,838,290	(4,077,859)	$ 770,431
Capital contributed		242,189		242,189
Net loss			(550,173)	(550,173)
Balance, end of year	$ 10,000	$ 5,080,479	$ (4,628,032)	$ 462,447

See notes to financial statements.

Nordberg Capital, Inc.

Statement of Cash Flows

Year Ended March 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (550,173)
Adjustments to reconcile net loss to net cash (used) by operating activities	
Depreciation and amortization	3,000
Unrealized loss on securities	60,003
Other	(2,108)
Change in operating assets and liabilties	
Receivable from clearing broker	226,316
Net Cash (Used) by Operating Activities	(262,962)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributed	242,189
Net Cash Provided by Financing Activities	242,189
Net Change in Cash and Cash Equivalents	(20,773)
CASH AND CASH EQUIVALENTS	
Beginning of year	24,749
End of year	$ 3,976

See notes to financial statements.

Nordberg Capital, Inc.

Notes to Financial Statements

1. Description of Business

Nordberg Capital, Inc. (the Company) is a wholly owned subsidiary of Nordberg Capital Group Inc. The Company is a registered broker and dealer under the Securities Exchange Act of 1934. Pursuant to an agreement between the Company and Bear Stearns & Co., Inc., all securities transactions of the Company, its officers and customers, are introduced to and cleared on a fully disclosed basis through Bear Stearns & Co., Inc. The Company is exempt from the provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Bear Stearns & Co., Inc.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all cash investments with an original maturity of less than ninety days.

Securities Transactions

Securities transactions and related commissions are recorded on a trade date basis.

Securities Owned

Securities owned are valued at fair value based upon quoted market prices on the principal exchange on which such shares are traded, with related changes in value included in net trading profit as shown in the statement of operations.

Receivable from Clearing Broker

Amounts receivable from clearing broker include amounts for customers' transactions which are collateralized by customers' securities.

Nordberg Capital, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided under the straight-line method over the estimated lives of the related assets.

Income Taxes

The Company files a consolidated federal income tax return with its parent company. The Company has an informal tax sharing agreement with the parent company which stipulates that taxes will be allocated based upon the consolidated operating results.

3. Securities Owned

Securities owned as of Match 31, 2008 are as follows:

	Shares	Cost	Fair Value
Treasury Reserve Fund	3,071	$ 2,215	$ 2,963
OxiGene, Inc	30,000	53,800	54,600
Psion plc	333	3,414	660
		$59,429	$58,223

4. Furniture, Equipment and Leasehold Improvements

As of March 31, 2008, furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$117,835
Less: Accumulated depreciation and amortization	(101,885)
	$ 15,950

Depreciation and amortization expense for 2008 amounted to $3,000.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of March 31, 2008, the company had net capital of $211,256 which was $111,256 in excess of its required net capital. The company's net capital ratio was .06 to 1.

6. Income Taxes

The Company files its tax return on a consolidated basis with its Parent. The combined entities have a net operating loss carry-forward of approximately $1,500,000. The deferred tax assets related to net operating loss carry-forwards has been fully offset by an allowance account as it is more likely than not that this asset will not be realized.

7. Commitments

The Company leases office space on a month to month basis. Rent expense for the year ended March 31, 2008 amounted to approximately $207,363. The Company leases office equipment on a monthly basis. Annual equipment rental was $7,017 for the year ended March 31, 2008.

Nordberg Capital, Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of March 31, 2008

NET CAPITAL		
Total stockholder's equity		$ 462,447
Non-allowable assets:		
Miscellaneous receivable	$ 138,904	
Furniture, equipment and leasehold improvements, net	15,950	
Other assets	83,163	238,017
Net capital before haircuts on securities positions		224,430
Haircuts on trading and investment securities		13,174
Net capital		211,256
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (the greater of 6-2/3% of aggregate indebtedness or $100,000)		100,000
Excess net capital		111,256
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities		13,500
Percent of aggregate indebtedness to net capital		6%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE RULE 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) Filing.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of March 31, 2008

Nordberg Capital, Inc.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF MARCH 31, 2008

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF MARCH 31, 2008

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
Nordberg Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Nordberg Capital, Inc. (the "Company"), for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
May 19, 2008

END